FORM 4

/ / Check this box if no
longer subject to Section
16. Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*

   Pilevsky, Philip

   (Last)  (First)  (Middle)

   Philips International Realty Corp.
   417 Fifth Avenue

   (Street)

   New York, NY  10016

   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Philips International Realty Corp.

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   September 1998

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Chairman of the Board and
    Chief Executive Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------                or                  (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V       Amount     (D)    Price        3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                                                                               320,476
                                                                                           (1)            D

Common Stock                    9/10/98     P                1,000       A      $14.75                    D

Common Stock                    9/10/98     P                2,000       A      $14.75                    D

Common Stock                    9/10/98     P                500         A      $14.75                    D

Common Stock                    9/10/98     P                500         A      $14.56                    D



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Common Stock                    9/10/98     P                6,000       A      $14.75                    D

Common Stock                    9/10/98     P                200         A      $14.88                    D

Common Stock                    9/10/98     P                200         A      $14.69     330,876        D


* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                    (Print or Type Responses)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Options to purchase Common Stock            $17.50                                                               (2)       1/1/
                                                                                                                           08

Partnership Units                           (3)                                                               12/31/98     None

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------       ----------------------  -----------  -------------  -------------  --------------  ---------------

Options to purchase Common Stock      Common                                              240,000            D
                                      Stock


   Partnership Units                  Common                                            1,540,859            D
                                      Stock


Explanation of Responses:

(1) Previously owned.

(2) Options will vest 33 1/3% on January 1 of each of 1999, 2000 and 2001. The options were previously acquired by Mr. Pilevsky.

(3) The Partnership Units (the "Units") represent interests in Philips International Realty, L.P., a Delaware limited partnership, through which Philips International Realty Corp. (the "Company") conducts its real estate activities. The Units were originally distributed on December 31, 1997, in connection with the acquisition of certain properties. The Units are convertible into shares of Common Stock on a one-for-one basis beginning December 31, 1998. The Units were previously acquired by Mr. Pilevsky.

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                            /s/ Philip Pilevsky                  October 7, 1998
                            --------------------------------     ---------------
                            ** Signature of Reporting Person            Date


* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.